Mail Stop 0511



								April 6, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada 89120-3481

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			Filed: March 7, 2005
			File No. 333-123176

Dear Mr. Poulsen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that your registration statement registers the resale of up to 2,870,000 shares of common stock by selling shareholders.
We
also note that there is currently no market for your common shares.
Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock options. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.
2. We note the registration of 2,000,000 shares of common stock to be issued "in connection with the conversion of options issued to Fort
Street Equity." You are reminded that it is the position of the staff that the securities underlying securities that were sold privately must also be converted privately pursuant to an exemption from registration. They are part of the same transaction. Only the resales of the underlying securities may be registered by this registration statement and the exercise or conversion transaction between the selling shareholders and the company remains private, subject to the limitations of available exemptions. Please revise disclosure throughout the prospectus accordingly.
3. Revise your disclosure referencing your intent to have the company`s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.
4. Please provide the disclosure required by Item 510 of Regulation
S-B, Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

Prospectus Cover Page
5. Please limit your disclosure on the cover page to that information required by Item 501 of Regulation S-B. For example, consider removing the reference to the state of incorporation, the par value of the common stock, and the information contained in the third paragraph. Since the information in the third paragraph will be addressed later in the prospectus, you do not need to include this disclosure on the cover page. Also, please remove all parenthetically defined terms such as "the Company," "the Offering," and "the Initial Offering Period." The use of these defined terms inhibits the readability of the cover page.
6. Please limit the outside front cover of the prospectus to one page. Refer to Item 501(a) of Regulation S-B.
7. Please disclose the type of offering by the company. For instance, is this a self-underwritten no minimum, minimum-maximum or all-or-none? Also, please disclose whether there are any minimum purchase requirements and whether or not there are any arrangements to place the funds in an escrow, trust or similar account, as required by Item 501(a)(9)(iii) of Regulation
S-B.
8. Clarify what you mean when you disclose that the company`s shares
"are not listed on any recognized exchange." Tell us what you mean by the term "recognized exchange."
9. Revise your cross-reference to the risk factors section by including a page number where the risk factors section appears in the prospectus. See Item 501(a)(5) of Regulation S-B.
10. Please provide the disclosure required by Item 501(a)(9)(iv) of
Regulation S-B.
11. We do not understand the following disclosure: "This registration statement will be amended and completed from time to time, as necessary." Supplementally advise.

Inside Front and Outside Back Cover Page
12. Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

Prospectus Summary
13. Please add summary financial data.
14. Please add disclosure addressing the company`s going concern qualification.

About Us
15. Clarify your disclosure in this section regarding the corporate history of the registrant. For example, when addressing the acquisition of all of the issued and outstanding shares of Fit for Business (Australia) Pty Limited, consider disclosing that Mark A. Poulsen and Mark Poulsen & Associates Pty. Ltd were, as it currently appears, 100% owners of Fit for Business (Australia). Also, in the second paragraph, explain your use of the term "wholly owned subsidiary" as it relates to the reverse merger. Revise similar disclosure in the "Business" section. Are your operations conducted through your subsidiary? If so, please make this explicit.

Securities Offered By Us
16. Please add disclosure addressing the nature of the secondary offerings.
17. Please explain the statement on page 8 that "you will be purchasing our shares from us and not our selling security holders."
This registration statement includes the resale of the selling security holders.

Risk Factors
18. Please add an introductory paragraph that states all "material" risks are disclosed in this section.
19. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 4 merely states the fact your business is subject to extensive government regulation. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook
- How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.
20. In the first risk factor, disclose the circumstances under which the stated risk could materialize. For example, describe the circumstances under which the company could lose these key personnel.
Also, explain why these persons are "essential" to you operations and growth. What are the roles and responsibilities of these individuals?
21. Please avoid the generic conclusion you reach in many of your risk factors that the risk could negatively impact or have an adverse effect on your business or your business could suffer negative consequences. Instead, replace this language with specific disclosure of how your business and operations would be affected.
22. Consider combining the fourth and fifth risk factor, as they both focus on the governmental regulations regarding your business and Herbalife.
23. Please remove risk factors six and nine, as they are generic risks.
24. Please add risk factors discussing dilution to investors in this offering, risks associated with doing business in a foreign country, currency fluctuations, and the going concern raised by the independent auditors.

Use of Proceeds
25. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. We specifically refer you to the Multi-Media Training Programs; Marketing, Promotion Literature and Brand Campaign Costs;
and International Market Development. Currently, the disclosure is vague. Also, provide more specificity concerning the amount allocated to working capital.
26. We note your statement that the "[t]he net proceeds may be reallocated among the categories set forth above or otherwise depending upon the state of our business operations and other factors, many of which are beyond our control." Be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to
Item 504 of Regulation S-K for guidance. Please revise your disclosure accordingly.
27. Please discuss the allocation of proceeds if you raise less than
$1 million.
28. State whether any of the proceeds will be used to compensate officers and directors. We note the reference to allocation of working capital to salaries. If so, please name the officer or director and state the amount so allocated.
29. Reconcile the disclosure regarding how long the maximum offering will sustain your business. You refer in this section to both 12 and
18 months.

Management`s Discussion and Analysis
General
30. The disclosure in the last sentence of the first paragraph is repetitive. Revise as appropriate.
31. The disclosure in the second paragraph is confusing. For example, we do not understand the statement that you "believe that the effect implementation of our business plan will result in our position as a provider of wellness programs to the business . . . .."
Please revise.

Results of Operations and Liquidity and Capital Resources
32. Please explain the statement that you have conducted
operations
since 1998 when your business was not incorporated until 2001. Please include disclosure required by Item 101(a) of Regulation S-B regarding all predecessors.
33. Given your current cash position, explain how you intend to pay
the costs associated with this offering which you estimate to be $300,000, especially since there is no minimum and you may be able to raise only nominal funds from this offering.
34. On page 17, clarify your use of the term "groupings."
35. Please disclose the cash on hand as of the most recent
practicable date.
36. Please clarify the reference to commencing product sales in the
first quarter of 2005. The first quarter of your fiscal year has already been completed.
37. Revise to describe the nature and terms of the license that you
sold in Australia.  Tell us supplementally if the license
discussed
in this disclosure is the same as the one with LR Global, as disclosed in the notes to the financial statements.
38. We note the disclosure that "program sales will commence in the
first quarter of 2005." Please provide us with a supplemental response explaining your basis for anticipating first quarter revenues or revise to eliminate this disclosure.
39. Revise to disclose the reason for the increases in general and administrative expenses during the December 31, 2004 quarter.
40. You state that your business needs an additional $185,000 to carry it through from April to June 2005. Revise to disclose whether the $185,000 cash requirement is on top of the $382,250 that is due
to you by LR Global by May 31, 2005. Disclose the due date of the accounts receivable in MD&A.
41. You state, "[i]n order to become profitable, we may need to secure additional debt or equity funding". Please revise to clarify how additional debt or equity funding will improve your
profitability.
42. You state that if you do not receive funding from this stock offering, "public offerings of equity" will be necessary. Revise to disclose if you have a plan to file another registration statement and if not, clarify the meaning of the disclosure.
43. Please provide the disclosure required by Item 303(b) of Regulation S-B regarding your results of operations. The Management`s Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form SB-2.  As such, we ask that you revise
this section to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
Plan of Operation
44. The disclosure contained on pages 18 and 19 regarding the company`s activities for the past three months is vague. Please provide more specific disclosure as it relates to the following concepts:
a. "Continuing to enhance and further develop our Web based management information systems;"
b. "Providing input and direction for further wellness program selection, features, benefits and design of programs planned to be supplied to our various customer groupings;" and
c. "Establishing appropriate segmented marketing approaches and contact databases for the planned sale of our programs wellness programs to these markets."
45. Given your limited operating history and generation of revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, please revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to commence and sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus.
You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you identify several specific milestones; however, your disclosure is vague and does not provide an investor with vital information that he or she needs to evaluate the methods by which you intend to achieve your stated objectives. We may have additional comment after reviewing your revised disclosure.
46. Please update to disclose whether you have any material commitments for capital expenditures as required by Item 303(b)(iii)
of Regulation S-B.
47. Explain how you intend to develop "brand awareness" and how you intend to commence "market building activities." In addition to the referenced TV program, what are "market building activities" and what are the costs associated with them?
48. Disclose the costs associated with your 13 episode TV program and specifically explain how you intend to bring this program to fruition. Clarify the nature of the program and the amount of funds that will be necessary to pay for it. Are there any agreements in place with respect to the production of the program? If so, disclose the material terms of the agreement and file the agreements as material exhibits.
49. On page 19, explain your use of the term "sales pipeline."
50. Describe all of steps and costs associated with opening "new country markets."

Business
51. Throughout the Business section, you discuss "customer service representatives" and "account executives". Revise to clarify the differences between the two positions. If the positions are one in the same, please clarify this in the document.
52. Explain the issuance of shares to "former officers and directors" on May 30, 2001 the date the company was incorporated.
53. Please disclose the state and date of incorporation for Fit
For
Business (Australia) Pty Limited.
54. Disclose the material terms of the exchange agreement.
Discuss
whether any finders` fees were paid or whether any other consideration was paid, directly or indirectly.
55. Please disclose the activities that Fort Street Equity, Inc. has performed for the company in connection with this registration statement.
56. We do not fully understand the nature of your business and it is not clear what activities the corporate entity undertakes since it appears that the account representatives and customer service representatives are the individuals who market and distribute Herbalife products. It further appears that the account executives and customer service representatives are obligated to provide the company with a portion of the earnings generated from the sale of the
Herbalife products. To this extent, we ask that you thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations and your proposed business operations. Your current description of your business and the services the company provides is vague and difficult to comprehend. Clearly disclose the business activities the company engages in, the precise activities your company will, in the future, engage in and describe and explain the precise relationship between account executives and the company. We may have further comment after reviewing your revised disclosure.
57. Describe the company`s precise relationship with Herbalife International, Inc. Is Herbalife aware of the company`s business? Does Herbalife permit such a network marketing system? If so, describe any restrictions that Herbalife imposes on your operations or those of your account executives and customer service representatives. Please substantiate your responses.
58. You refer to account executives and customer service representatives. Specifically disclose the difference, if any, between these two roles. Also, describe how the precise relationship between the company and the account executives and customer service representatives. Clear disclosure of how these individuals impact your operations is required. Also, disclose whether any of your officers and directors are account executives or customer service representatives. We may have further comment.
59. Disclose whether or not the company maintains an internet site.

Corporate Wellness Solution Program
60. Explain the reference to "ISO9001 quality assured" program when
first mentioned.
61. We note your statement that you intend to supply businesses with
a proactive solution to attempt to address their productivity, stress
and absenteeism issues       . . . ."  Please elaborate.

Living Well Program
62. Please elaborate on your use of the term "royalty overrides."
63. Please revise to clarify how the "account executive downline organizations" work. You state that sponsors receive royalty overrides. Disclose who these sponsors are. Revise to disclose how the sponsors receive these royalty overrides. Revise this paragraph in its entirety.

Products and Services
64. You state that customer service representatives follow-up with individual customers on the "first, third, seventh, fourteenth and twenty-first day of the program and regularly thereafter." In "Costs" on page 35, you state that each individual program lasts for one month. Clarify in this section the length of all programs. If the program length is particular to each contract, please disclose this. Also consider disclosing the average length of each contract, if relevant.
Fit For Business Program Return and Buy-Back Policies
65. Please disclose the "specified documentation requirements" referenced on page 27. Also, explain why you believe your buy-back policy "addresses a number of the regulatory compliance issues pertaining to network marketing systems."

Network Marketing System
66. We note that you offer a structured work force whereby account executives must be sponsored by existing account executives. Please add disclosure to discuss in detail this aspect of your business. Provide substantial detail regarding the payment structure of these transactions and provide examples as necessary.  Disclose the amount
and percent of revenues to date that are attributed to this aspect of
your business.  Also, a pyramid sales structure may be considered
a
security or inherently fraudulent under federal law.  See Release
no.
33-9387 (November 1971).   In addition, these sales structures may
be
illegal under state law. Supplementally, with a view to disclosure in your prospectus, please address whether your sales structure involves a security under federal law or is illegal under federal or state law ot under Australian law. We may have further comment.
67. What are the contents of an "account executive kit" referenced on page 28?
68. Further elaborate on your "international sponsorship program" and explain why you believe it "provides a significant advantage to our account executives as compared with account executives in some other network marketing organizations."

Geographic Profiles and Sales Trends
69. On page 28, explain why you expect "an initial period of rapid growth in sales" as you enter new countries. Also provide a reasonable basis for your assertion.
70. Please provide a basis for the following assertion: "We believe that a significant factor affecting these markets has been the opening of other new markets within the same geographic region or with the same or similar language or cultural bases, and the corresponding tendency of some account executives to focus their attention on the business opportunities provided by new markets instead of developing their established downline organizations in existing markets." Also, explain your use of the term "downline organizations."

Fit For Business Program Distribution
71. Please expand your disclosure regarding your web-based management information system. What does it entail and how does it impact your operations?
Governmental Regulation
72. We note the discussion of the US regulation of your business. Please indicate whether any of your business or intended business will occur in the United States. Discuss whether you have generated any revenues from sales in the United States.
73. A significant portion of the disclosure in this section is boilerplate and does not sufficiently capture how your company`s operations are impacted by the myriad governmental regulations that you are subject to. Revise your disclosure to provide specific information about how each facet of your company is affected by existing or probable governmental regulations. See Item 101(a)(8) of
Regulation S-B. Also discuss the laws of the jurisdiction(s) where you conduct or plan to conduct your business.

Retail Sales
74. You state that "retail sales represent the gross sales amounts reflected on our invoices by our account executives." A few sentences later in the paragraph, you state that "[t]he retail sales price of our programs is reflected in account executive invoices as the prices charged to customers together with, in most cases, a deduction for the corresponding account executive profit." Please reconcile these statements and revise the disclosure accordingly.
75. In multiple areas of the Business section, you state that the company retains 15% of gross receipts while 85% of the proceeds go to the customer service representative which includes the customer service representative compensation of 35% of gross receipts. However, in the "Retail Sales" section, you state that net sales represents the actual purchase price paid to the company by the account executive after account executive profits which total approximately 35% of the retail sales prices (and freight and handling). Please revise the disclosures to clarify how the retail sales receipts are distributed to the various people and entities involved in the sales process. Also, ensure consistent disclosure throughout the document with respect to this matter.
76. Revise to clarify the disclosure that states, "[b]eginning January 1, 2001, we adopted a new accounting pronouncement in Australia, which requires handling and freight income charged to account executives to be included in net sales." Tell us supplementally the specific accounting standard referred to in this statement and whether the Australian accounting pronouncement is in accordance with U.S. GAAP.
Costs
77. Please expand your disclosure to specifically discuss what the benefits, products, and services a customer receives if he or she purchases a particular program.
Employees
78. Please disclose the total number of employees, as well as the number of full-time employees. See Item 101(b)(12) of Regulation S-
B.
79. Disclose the positions and responsibilities of each of your four employees. Also, disclose all material terms of the employment agreements and file the agreements as material exhibits.

Independent Account Executives and Customer Service
Representatives
80. Expand your disclosure about your "code of conduct and quality assured procedures."

Australian License Agreement
81. Please expand your disclosure regarding the purpose of the license agreement with LR Global Marketing Pty Ltd. Also, explain how the license agreement impacts your operations, financial and otherwise, and identify the principals behind this entity. In the "Certain Relationships and Related Transactions" section, you disclose that LR Global Marketing acts as trustee for Fit for Business Australia/New Zealand Trust. Who are the principals behind
LR Global?  Please explain.
82. You disclose that LR Global has the right to use your logo, your management information system, and "other material." Explain "other material."
83. Please substantiate your disclosure that "LR Global will receive a five (5%) percent commission directly from Herbalife on the sales of the Herbalife products generated by `LR Global.`" Has Herbalife agreed to this commission?

84. Please disclose whether there is any relationship between LR
Global and your company, its officers, directors or affiliates.

Intellectual Property
85. Please elaborate on your disclosure regarding patents, trademarks, licenses, etc. Have you obtained intellectual property rights for your technology? If so, please identify the patents, trademarks, licenses, etc., discuss the information they cover, and please disclose their duration. To the extent intellectual property rights have not been obtained, disclose the costs associated with obtaining the rights. Also, for each item for which you are seeking intellectual property, specifically disclose how the item fits within your business concept and how it impacts your operations. Your current disclosure is very general in nature. See Item 101(b)(7) of
Regulation S-B.
Description of Property
86. Please disclose the costs associated with your leasing of office space from Mark Poulsen & Associates Pty Ltd. and from Incorp Services.

Directors, Executive Officers, Promoters, and Control Persons
87. Pleases clarify whether the company has a Chief Executive Officer. On page 40, you identify Mr. Poulsen as the CEO. In the table, however, you name him as the company`s President and Chairman of the Board. Advise or revise your disclosure as appropriate.
88. With respect to Mr. Poulsen`s experience, you disclose that he "started his own marketing and distribution company." Name the company and provide more specific disclosure about its marketing and distribution. For example, what did the company market and distribute? Was it Herbalife products?
89. Please disclose each person`s term of office as a director and the period during which the person has served. See Item 401(a)(3) of
Regulation S-B.
90. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
- the title of each position held;
- the duties of each position if not clear from the title;
- the beginning and ending dates by month and year of each position;
- the name of the entity with whom the position was held; and
- the activities of the entity.
91. With respect to Mr. Ralston`s experience, please describe the business nature of Ingeus Limited.
92. With respect to Ms. Wendt`s experience, identify the privately owned companies for which she is responsible for the "financial control." Also, explain your use of this term.
93. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.
94. Please discuss the potential conflicts of interest with management. Discuss whether the company has adopted a policy regarding conflicts of interest. Consider adding a risk factor.

Executive Compensation
95. We note reference to footnote (1) in the tabular presentation yet there is no corresponding textual information. Revise or advise.

Executive Compensation
96. Explain to us why the information contained in this section is not included in the Summary Compensation Table. If these agreements were entered into after the last fiscal year, please disclose the date.
97. Explain the company`s basis for awarding Mr. Poulsen a
$388,250
bonus to be paid with 30 days after the listing of the company`s common stock on the over-the-counter bulletin.
98. Does Mr. Poulsen`s employment agreement contemplate benefits or other bonuses? If so, please describe.
99. Please describe the "benefits and bonus" that are part of Messrs.
Ralston`s and Head`s employment agreements.
100. Explain why the company will be obligated to pay a recruiting fee for the placement of Mr. Ralston to Hudson Global Resources? What is the business nature of Hudson Global Resources and what is nature of Mr. Ralston`s potential affiliation with that company.

Principal Stockholders
101. We note the following statement: "[t]o the knowledge of our officers and directors . . . ."  Explain to us why you are
qualifying
the disclosure in such a manner.
102. The substance of Footnote 1 does not appear to correspond. Please revise your disclosure as appropriate. We refer you to the placement of the footnote in column 2.
103. We note that Kamaneal Investments Pty. Ltd. owns 10.7 million shares of common stock, or 51.2% of the outstanding common stock. Please disclose whether Kamaneal Investments is a parent of the company, as defined in Rule 405 of Regulation C. If so, please supplementally advise the availability of the small business forms to the issuer. We refer you to Item 10(a)(1) of Regulation S-B.
104. Include disclosure in this section regarding Mr. Poulsen`s ownership of 1 million shares of preferred stock and the voting rights in connection with these shares.

Dilution
105. Please update the disclosure as of the most recent financial statements.
106. Please provide the dilution information at various levels of proceeds received in this offering.
107. In the Dilution section, we note that you assume a $0.05 exercise price per share for the 2,000,000 options issued to Fort Street Equity. However in the Note 4 to the financial statements, you state that the exercise price of these options is to be at least
$0.50 per share. Please reconcile the two disclosures and revise the document accordingly.

Selling Shareholders
108. Please reconcile the amount being registered for resale by selling shareholders as listed in the table with the disclosure on the cover page.
109. Disclose whether or not any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Specifically tell us about Fort Street Equity, Inc.
110. For all selling shareholders that are not natural persons, please identify the individual with voting or investment control.
111. Please disclose how you propose to reflect any changes in selling security holders.




Description of Securities
Common Stock
112. We note the statement that "all shares of common stock now outstanding are fully paid, validly issued and non-assessable." Please describe the basis for your assertion given that counsel`s opinion only pertains to the shares covered by this registration statement or remove.

Plan of Distribution
113. Please name each officer and director who will be selling the shares for the company and state how they comply with the safe harbor of Rule 3a4-1.

Certain Relationships and Related Transactions
114. Please disclose the exemption relied upon in transferring the shares from Mr. Poulsen to the individuals in the table on pages
47
and 48.
115. We note the loans from related parties in the financial statements. Please disclose in this section.

Financial Statements
Reverse Merger
116. Immediately following a reverse merger, the balance of common stock should consist of the total of the par value of the shares issued by the accounting acquiree as consideration for the merger plus the par value of the accounting acquiree`s common stock that was outstanding prior to the merger, assuming no other stock
transactions
occurred in conjunction with the merger. The balance of Additional Paid-in Capital should consist of the amounts in excess of par value of the transactions described above plus the transfer of the accounting acquiree`s accumulated deficit and the transfer of the balances of the accounting acquirer`s common stock and additional paid-in capital accounts plus or minus a balancing adjustment, as necessary. The accumulated deficit of the accounting acquirer should be brought forward and that of the accounting acquiree should be eliminated. Please revise your financial statements accordingly.
117. We note that your Loss per Common Share as of September 30,
2004
and 2003 is 0.03 and 179.6, respectively. Reverse mergers should be recorded when they are effected and must be retroactively reflected for the earlier Balance Sheets presented. Please revise your financial statements accordingly.




Statement of Operations
118. Basic and diluted net loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise the Statement of Operations.

Stockholders` Equity
119. Revise the Statement of Stockholders` Equity to reclassify $7,500 shown as (Deficit) Accumulated during Development Stage to Additional Paid-in Capital and delete the $7,500 shown as (Aus) Capital Stock.
120. In "Business - Our Company" and in Note 4 - Issuance of
Common
Stock, you state that on May 30, 2001 you issued 5,000,000 shares of common stock for services rendered. We do not see this transaction on the Statement of Stockholder Equity during the year ended June 30,
2001. Please update the Statement or revise the disclosure to clarify why this transaction is not accounted for on the Statement.
Also, explain to us supplementally the nature of the 5,000,000 shares you have described on the Statement as Recapitalization of FFBI common stock. We could not find any explanation for this transaction in the notes to the financial statements. Tell us if there is a relationship between the 5,000,000 shares that you state were issued on May 30, 2001 with the shares you show as a recapitalization of FFBI common stock for the period ended September 30, 2004.

Note 1 - Summary of Significant Accounting Policies
Revenue Recognition
121. You state that you recognize revenue from products and services
"at the time of completion of each transaction or related contract service". This statement does not appear to be in compliance with SAB 104. Please review your accounting policy in conjunction with the Staff Accounting Bulletin and modify your disclosure accordingly.
122. Revise to disclose your accounting policy for recognizing licensing revenues.

Concentrations of Risk
123. SFAS 105 has been superseded by SFAS 133 and various other
Statements of Financial Accounting Standards. Please revise your disclosure accordingly.

Fiscal Year-End
124. You have presented audited annual Balance Sheets, Statements of
Operations and Statements of Cash Flows as of September 30. However, you state that your fiscal year-end is June 30. Please explain to us why your fiscal year-end is June 30 if you are presenting audited annual financial information as of September 30 and revise your disclosures as necessary. Also, update the Statement of Stockholder`s Equity to provide year end balances of September 30, 2004 so that it presents year-end financial information that is consistent with the other financial statements.

Accounts Receivable
125. Revise to provide the company`s accounting policy on accounts receivable and allowances.

Note 3 - Convertible Debt
126. Tell us supplementally why you believe there is no beneficial conversion feature related to the conversion feature of the notes.

Note 5 - Income Taxes
127. Revise to disclose the expiration dates for the net operating loss carryforwards as required by SFAS 109.

Note 6 - Related Party Transactions
128. Revise to disclose the nature of the transaction that gave rise to the amounts owed to Mark Poulsen & Associates Pty. Ltd. Also, disclose in the notes to the financial statements the terms and manner of settlement of the amounts owed. If there is no due date for the amounts owed, please disclose this. Refer to SFAS 57.

Note 8 - License Agreement
129. With respect to the LR Global agreement, you state that the amount of income recognized during the period ended September 30, 2004 was $4,570. This implies that there should be $495,430 in deferred revenue since the total obligation due to the company is $500,000. Please tell us supplementally why the Balance Sheet reflects only $449,975 in deferred revenue, and update the notes to the financial statements as necessary. Tell us supplementally how you determine the amount of revenue to recognize in each period and provide us supplementally with your calculations for the $4,570 and
$11,363 in revenue recognized for the periods ending September 30, 2004 and December 31, 2004, respectively. Also, please identify any related party revenues as such on the face of the Statements of Operations.


Note 9 - Commitments and Contingencies
130. In "Description of Property", we note the leased shared office space in Las Vegas, Nevada. Revise to update the notes to the financial statements in accordance with SFAS 13.
131. With respect to the Insource Pty. Ltd. software services agreement, revise the disclosure to state the due date and accounting treatment for the $30,500 contract price and the duration of the agreement with the company.
132. In the interim financial statements, you state that for the period ending December 31, 2003 the company recorded compensation expense amounting to $31,300. However, in the financial statements as of September 30, 2004, you state that for the years ended September 30, 2004 and 2003, the company recorded compensation expense amounting to $53,605 and $40,259, respectively. It appears that in the three months ended December 31, 2003, 58% of the compensation expense for the entire 12 month period was recorded. Please supplementally explain to us when compensation expense is recorded in the Statement of Operations and the reason for the fluctuations in the various periods reported.

Interim Financial Statements
133. Accumulated other comprehensive (loss) does not roll forward properly from September 30, 2004 to December 31, 2004. Please reconcile or explain.
134. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable.
135. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item 310(b) of Regulation S-B.

General
136. Please note the updating requirements of Item 310(g) of Regulation S-B.
137. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.
Part II - Information Not Required in Prospectus
Other Expenses of Issuance and Distribution
138. We note that you have estimated $224,426 in miscellaneous fees.
Specifically describe the fees that constitute "miscellaneous fees."
139. We note that you have not included any estimated expenses for printing costs. Supplementally advise us why there are no printing costs associated with the offering. We may have further comment.

Recent Sales of Unregistered Securities
140. We note that on September 20, 2004, the company issued
420,000
shares of common stock in connection with the conversion of
certain
unsecured convertible promissory notes. Please disclose the exemption from registration relied upon for the issuance of the underlying convertible debentures. We may have further comment.
141. We note that on September 29, 2004, the company issued
450,000
shares of common stock in connection with the conversion of certain unsecured convertible promissory notes. Please disclose the exemption from registration relied upon for the issuance of the underlying convertible debentures. We may have further comment.
142. Refer to page F-5 and tell us why you have not included in this section the issuance of shares that took place on September 14, 2004.
143. Refer to page F-12 and tell us why you have not included in this section the issuance of the convertible securities described on page
F-12.
144. Please address the financial sophistication of the purchasers in the transactions for which you claim the exemption from registration contained in section 4(2) of the Securities Act.
145. Please disclose recent sales of unregistered securities issued by any predecessors of your business for the past three years.

Exhibits
Exhibit 3.1
146. Please file the complete copy of the articles of incorporation as amended.

Exhibit 3.2
147. Tell us why you have provided the by-laws of an entity called Lunettes, Et Al, Inc. and file the bylaws for your company.




Exhibit 5.1
148. Please revise the legality opinion to opine on the shares that cover the primary offering.

Exhibit 10.3
149. Please file an executed copy of the license agreement with LR Global Marketing Pty. Ltd.
Undertakings
150. Tell us your basis for including the undertaking provided in
Item 512(f) of Regulation S-B.

Signatures
151. Please have the principal accounting officer sign in this capacity. See Instructions to Signatures, Form SB-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 824-5069 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 942-2791, or to Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies

cc. Richard Anslow, Esq.
      (732) 577-1188







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Fit For Business International, Inc.
April 6, 2005




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